UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ____ )*

Atossa Genetics, Inc.

(Name of Issuer)

Common Stock, $0.015 par value

(Title of Class of Securities)

04962H209

(CUSIP Number)

October 26, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 04962H209                                             13G                                             Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) L1 Capital Global Opportunities Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,3000,000 (1)
		6	SHARED VOTING POWER 0
		7	SOLE DISPOSITIVE POWER 2,300,000 (1)
		8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,300,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.01% (1)(2)
12	TYPE OF REPORTING PERSON FI(3)

(1) Represents shares of the issuer’s Common Stock.

(2) As of October 26, 2017, there were 25,522,741 shares of the issuer’s Common Stock outstanding.

(3) The reporting person is a Limited Company and Investment Adviser to Hedge Funds or other Funds not registered under the Investment Company Act.

CUSIP No. 04962H209                                             13G                                             Page 3 of 5 Pages

Item 1(a)

Name of Issuer:

Atossa Genetics, Inc.

Item 1(b)

Address of Issuer’s Principal Executive Offices:

107 Spring St.

Seattle, Washington 98104

Item 2(a)

Name of Person Filing:

L1 Capital Global Opportunities Master Fund, Ltd.

Item 2(b)

Address of Principal Business Office or, if None, Residence:

161A Shedden Road, 1 Artillery Court

PO Box 10085

Grand Cayman, Cayman Islands KY1-1001

Item 2(c)

Citizenship:

Cayman Islands

Item 2(d)

Title of Class of Securities:

Common Stock; $0.015 par value

Item 2(e)

CUSIP Number:

04962H209

Item 3.

IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,

(b)	☐	Bank as defined in Section 3(a)(6) of the Act,

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),

(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

(j)	☑	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: Investment Adviser to Hedge Funds or other Funds not registered under the Investment Company Act.

CUSIP No. 04962H209                                             13G                                             Page 4 of 5 Pages

Item 4.

Ownership:

See items 5-11 of each cover page. Information as of October 26, 2017. Does not include transactions subsequent to October 26, 2017.

Item 5.

Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.

Identification and Classification of Members of the Group:

Not applicable.

Item 9.

Notice of Dissolution of Group:

Not applicable.

Item 10.

Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 04962H209                                             13G                                             Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 03, 2017

L1 Capital Global Opportunities Master Funds Ltd.

By:	/s/ David Feldman
David Feldman, Director